ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

August 27, 2018	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Credit Income Fund

File Nos. 333-214419 and 811-23211

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on April 16-17, 2018, regarding Post-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement on Form N-2 relating to common shares of beneficial interest of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on March 29, 2018. PEA 2 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), primarily to register Class A Common Shares of the Fund. The Fund notes that PEA 2 was, and PEA 16 (as defined below) will be, filed solely with respect to the Fund’s Class A Shares and are not intended to supersede or amend any disclosure to the Fund’s Registration Statement relating to any other shares of the Registrant.

A summary of the Staff’s comments, along with the Fund’s responses, is set forth below. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 16 to the Fund’s Registration Statement, to be filed on or about August 27, 2018 pursuant to Rule 486(b) under the Securities Act (“PEA No. 16”), or a future Post-Effective Amendment to the extent the response is not applicable to PEA No. 16.

General

1.

Comment: Please confirm that you will not allow the Fund’s registration statement to become effective in accordance with Rule 486(a) under the Securities Act without first obtaining exemptive relief permitting the Fund to issue multiple share classes.

Response: The Fund notes that it is currently able to rely on an existing exemptive order to issue multiple classes of shares and impose asset-based distribution fees and early withdrawal charges (the “Existing Order”), which was granted by the SEC on September 18, 2007 to Allianz Global Investors Fund Management LLC (“AGIFM”), Allianz Global Investors Distributors LLC (“AGID”), Allianz RCM Global EcoTrends Fund, and any future continuously offered registered closed-end management investment companies that operate as interval funds pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), for which AGIFM, AGID or any entity controlling, controlled by or under common control with AGIFM or AGID acts as investment adviser, principal underwriter or administrator. The Fund may rely on the Existing Order because the Fund’s investment manager, Pacific Investment Management Company LLC (“PIMCO”), is under common control with AGID. See Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007) (Order). The Fund notes that, although it is able to rely on the Existing Order, the Fund has submitted an exemptive application for similar relief with the following entities as applicants: the Fund, PIMCO, PIMCO Investments LLC (“PI”) and any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which PIMCO, PI or any entity controlling, controlled by, or under common control with PIMCO or PI, or any successor in interest to any such entity, acts as investment manager, adviser or principal underwriter and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Comments Relating to the Fund’s Use of Subsidiaries

2.	Comment: Please confirm that the Fund’s principal investment strategies and risks disclosed in the prospectus reflect the aggregate operations of the Fund and its Subsidiaries.

Response: The Fund so confirms.

3.	Comment: Please disclose that Fund and its Subsidiaries will comply on an aggregate basis with the provisions of Section 8 of the 1940 Act governing investment policies.

Response: The Fund will add disclosure to the effect that, in complying with its fundamental and non-fundamental investment restrictions, the Fund will aggregate its direct investments with its Subsidiaries’ investments when testing for compliance with each investment restriction of the Fund.

4.

Comment: Please confirm that the Subsidiaries will comply with Section 17 of the 1940 Act with respect to affiliated transactions and custody. Please also disclose the identity of the custodian for the Subsidiaries.

Response: The Fund confirms that its Subsidiaries will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f).

The Fund confirms that it will include disclosure regarding the identity of any entity that serves as a custodian for a Subsidiary.

5.

Comment: Disclose or indicate supplementally: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiaries are “qualifying income” under the Internal Revenue Code and (2) if the Fund has not received a private letter ruling, disclose the Fund’s basis for determining that such undistributed income is “qualifying income.”

Response: The Fund invests in one or more Subsidiaries that are treated for U.S. federal income taxes purposes as either disregarded or transparent entities, and the Fund discloses that “any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund.” Accordingly, for purposes of the qualifying income requirement applicable to regulated investment companies, all income realized by a Subsidiary is treated as if it were realized directly by the Fund, and the private letter rulings to which the Staff refers are inapposite. Accordingly, the Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

6.

Comment: Please confirm supplementally that the Subsidiaries and their boards will designate an agent for service of process in the United States. Please also confirm that the Subsidiaries and their boards will agree to inspection by SEC Staff of the Subsidiaries’ books and records, and that such books and records will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund notes that it currently serves as the sole member manager of each Subsidiary, which are organized as Delaware limited liability companies that do not have separate boards of directors. The Fund confirms that (i) any non-U.S. Subsidiaries will either have a third-party designated agent for service of process in the United States or that the Fund (as the sole managing member of a Subsidiary) will constitute the Subsidiary’s U.S. agent for service, (ii) the Subsidiaries agree to inspection of their books and records by the SEC Staff, and (iii) the Subsidiaries will maintain such books in accordance with Section 31 of the 1940 Act.

7.	Comment: Please confirm supplementally that the financial statements of the Fund’s Subsidiaries will be consolidated with the financial statements of the Fund.

Response: The Fund so confirms.

8.

Comment: Please disclose that the adviser to the Subsidiaries will comply with Section 15 of the 1940 Act and applicable rules governing advisory contracts as an investment adviser to the Fund (as defined in Section 2(a)(2) of the 1940 Act). Please also confirm supplementally that an investment advisory agreement between the Subsidiaries and its adviser will be filed as an exhibit to the registration statement.

Response: The Subsidiaries are not registered investment companies under the 1940 Act, and therefore the Subsidiaries are not subject to the requirements of Section 15 thereof. In approving the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the Subsidiaries, the related nature and quality of the services provided with respect to the Subsidiaries and the absence of separate management fees payable by the Subsidiary. However, the Fund does not believe that its Board of Trustees is required to approve the Subsidiaries’ investment advisory agreements pursuant to Section 15.

The Funds confirm that a Fund will file a contract with a Subsidiary if the contract is deemed to be material to the Fund.

Prospectus Summary — Investment Objectives and Strategies — Portfolio Management Strategies

9.

Comment: The last paragraph beginning on page 4 sets forth numerous types of debt instruments in which the Fund may invest for purposes of its policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities (the “80% policy”). Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund will principally invest. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies and as indicated by the Fund’s name, the Fund will utilize a flexible asset allocation strategy across a variety of global credit sectors and will have the flexibility to invest in a variety of debt and related instruments as a principal investment strategy from time to time and as market conditions change.

10.

Comment: The third to last sentence of the first paragraph on page 5 currently states: “The Fund may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed instruments, including the equity or ‘first loss’ tranche.” In light of the risks associates with such investments, please consider whether the Fund’s current risk disclosure regarding investments in the equity tranches of mortgage-backed or asset-backed instruments is sufficient.

Response: In response to this Comment, the Fund will revise the existing risk disclosure as follows:

Mortgage-Related and Other Asset-Backed Instruments Risk

[…]

The Fund may also invest in the residual or equity tranches of mortgage-related and other asset-backed instruments, which may be referred to as subordinate mortgage-backed or asset-backed instruments and interest-only mortgage-backed or asset-backed instruments. Subordinate mortgage-backed or asset-backed instruments are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate mortgage-backed or asset-backed instruments will not be fully paid. The Fund expects that investments in subordinate mortgage-backed and other asset-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate mortgage-backed and other asset-backed instruments are also subject to greater credit risk than those mortgage-backed or other asset-backed securities that are more highly rated.

There are multiple tranches of mortgage- backed and asset-backed instruments, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity or “first loss,” according to their degree of risk. The most senior tranche of a mortgage-backed or asset-backed instrument has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e. the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. Because an investment in the residual or equity tranche of a mortgage-related or other asset-backed instrument will be the first to bear losses incurred by such instrument, these investments may involve a significantly greater degree of risk than investments in other tranches of a mortgage-related or other asset-backed instruments. ~~The Fund expects that investments in subordinate mortgage-backed and other asset-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of mortgage-backed and other asset-backed instruments are also subject to greater credit risk than those mortgage-backed or other asset-backed securities that are more highly rated.~~

Prospectus Summary – Principal Risks of the Fund

11.

Comment: The disclosure in this section sets forth 53 principal risks.    Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund notes that numerous risks were previously removed from this section in response to Staff comments received in connection with the Fund’s initial registration statement on Form N-2. The Fund believes that each risk disclosed in this section is a principal risk of investing in the Fund.

Prospectus – Summary of Fund Expenses

12.	Comment: Please add a footnote to the table of Shareholder Transaction Expenses indicating that the Fund is permitted to charge a repurchase fee at any time.

Response: The requested change will be made.

13.

Comment: Please confirm that the fee table under “Summary of Fund Expenses” includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.116 (May 1, 2016).

Response: The Fund confirms that the fee table reflects that the Fund currently estimates that any such interest and dividend expenses from short sales will be less than one basis point per share.

14.

Comment: Please consider whether the fee table under “Summary of Fund Expenses” should include a separate line item for acquired fund fees and expenses, in accordance with Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund confirms that acquired fund fees and expenses will be reflected in the fee table included under “Summary of Fund Expenses” in accordance with Form N-2. Such fees and expenses currently amount to less than 0.01% and therefore are not required to be presented as a separate line item.

15.

Comment: The Staff takes the view that, although not required by Form N-2, contractual fee waivers may only be disclosed in the fee table if the waiver will be in effect for no less than one year from the date of the registration statement. See Instruction 3.(e) to Item 3 of Form N-1A.[1] Accordingly, please remove footnote 5 to the fee table, which states that PIMCO has contractually agreed, through December 14, 2018, to waive its management fee, or reimburse the Fund, or confirm that such expense limitation is actually in place for at least a year from the date of the Registration Statement.

Response: The Fund confirms that PIMCO has contractually agreed, through November 1, 2019, to waive its management fee, or reimburse the Fund, such that the expense limitation is in place for at least a year from the date of the Registration Statement. The Fund will make corresponding changes to footnote 5.

1 Under the terms of the Existing Order, if the Fund issues more than one class of Common Shares, the Fund will be required to comply with the share class disclosure requirements of Form N-1A.

16.	Comment: Please confirm that the Expense Example will reflect the effect of the sales charge applicable to Class A Common Shares. See Instruction 11(c) to Item 3.1 of Form N-2.

Response: The Fund so confirms.

17.

Comment: Please confirm that any management fees paid by the Fund’s Subsidiaries will be reflected in the “Management Fee” line item of the fee table included under “Summary of Fund Expenses” and that all other Fund expenses attributable to the Subsidiaries are reflected in the “Other Expenses” line item. We note that these expenses should not be reflected in the fee table as acquired fund fees and expenses.

Response: The Fund confirms that the Subsidiary’s management fee, if any, and the Subsidiary’s expenses will be presented in the Fund’s prospectus fee table in a manner consistent with the requirements set forth in Form N-2.

Prospectus - Plan of Distribution

18.

Comment: On page 71, disclosure in the first paragraph under “Class A Distribution and Servicing Plan” currently states: “Because these fees are paid out of the Fund’s Class A Common Share assets on an ongoing basis, over time they will increase the cost of an investment in Class A Common Shares.” Please add “and may cost you more than other types of sales charges” to the end of this sentence.

Response: The requested change will be made.

19.

Comment: On page 72, disclosure in the last full paragraph under “Servicing Arrangements” states that certain financial firms may independently establish and charge their customers or program participants transaction fees, account fees and other amounts in connection with purchases of Common Shares. Please confirm that these fees are not sales loads, and that all sales loads are disclosed in the prospectus.

Response: The Fund so confirms none of the above-referenced fees are sales loads imposed by the Fund, and that all sales loads are disclosed in the prospectus.

20.

Comment: Disclosure on page 74 describes a Combined Purchase Privilege and Right of Accumulation, which enables certain investors to reduce applicable sales charges by combining concurrent purchases of Class A Common Shares across one or more eligible funds. Please consider clarifying the aggregate amount of Class A Common Shares that must be purchased by a shareholder in order to reduce the applicable sales load.

Response: The Fund believes that its disclosure regarding sales charge breakpoints on page 74 of the prospectus as well as the use of the explanatory parenthetical “(Breakpoints)” after the section header for the “Combined Purchase Privilege and Right of Accumulation” makes clear that shareholders would qualify for a reduced sales charge at the breakpoint levels described in the prospectus by combining concurrent purchases of the Class A Common Shares of one or more eligible funds into a single purchase.

Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this comment.

21.

Comment: The last sentence beginning on page 74 states that the Fund may sell its Class A Common Shares without a sales charge to “certain types of accounts or account holders, including, but not limited to: Trustees of the Funds; employees of PIMCO and the Distributor; employees of participating brokers; certain trustees or other fiduciaries purchasing shares for retirement plans; and persons investing through certain ‘wrap accounts.’” Please delete the words “but not limited to” from this sentence, as all waivers and reductions of sales charges must be briefly described in the prospectus. See Item 12.(a).(2) to Form N-1A and Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (Dec. 2016).

Response: In response to the Staff’s comment, the Fund will revise the disclosure as follows:

In addition to the programs summarized above, the Fund may sell its Class A Common Shares at NAV without an initial sales charge to certain types of accounts or account holders, including~~, but not limited to~~: Trustees of the Funds; employees of PIMCO and the Distributor; employees of participating brokers; certain trustees or other fiduciaries purchasing shares for retirement plans; and persons investing through certain “wrap accounts”.

22.

Comment: Disclosure on page 75 states that the “Statement of Additional Information provides additional information regarding eliminations of and reductions in sales loads associated with Eligible Funds.” Please confirm that all waivers and reductions of sales charges are briefly described in the prospectus. See Item 12.(a).(2) to Form N-1A and Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (Dec. 2016).

Response: The Fund so confirms.

23.

Comment: On page 75, the last sentence of second paragraph under “Shares Purchased or Held Through Financial Intermediaries” states that shareholders should contact the financial firms through which they purchase their shares for information regarding applicable sales charge waivers and discounts. Please revise this sentence to clarify that the Fund is responsible for establishing sales charge waivers and discounts.

Response: In response to the Staff’s comment, the Fund will revise the disclosure as follows:

Please contact your financial firm for more information regarding applicable sales charge waivers and discounts available to you and the financial firm’s related policies and procedures.

Prospectus – Periodic Repurchase Offers

24.

Comment: On page 77, disclosure in the second paragraph under “Repurchase Fee” currently states: “Your financial adviser or other financial intermediary may charge service fees for handling Common Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. Please consult your financial adviser or other financial intermediary for details.” We note that all redemption fees must be disclosed in the table of shareholder transaction expenses in accordance with instruction 2(b) to Item 3 of Form N-1A. Please confirm that all such fees are properly reflected in the Fund’s fee table or revise the referenced disclosure.

Response: The Fund so confirms. The Fund believes that Item 3 of Form N-1A and Instruction 2(b) thereto requires disclosure regarding redemption fees charged by the Fund and does not require disclosure of redemption fees that may be independently imposed by third party financial intermediaries. This reading is supported by Instruction 1(c) to Item 3, which states that a fund may omit captions if “the Fund does not charge the fees or expenses covered by the captions.” The Fund does not currently impose a redemption or repurchase fee and therefore no such fees are presented in the fee table in accordance with Item 3, Instruction 1(c).

Prospectus - Appendix B

25.

Comment: Disclosure in the second sentence of the third paragraph of Appendix B states that shareholders should contact the financial firms through which they purchase their shares for more information regarding applicable sales charge waivers and discounts. Please confirm that all waivers and reductions of sales charges are briefly described in the prospectus.

Response: The Fund so confirms.

Statement of Additional Information – Investment Objectives and Policies

26.

Comment: Disclosure on page 52 states that the Fund may cover a call option on an index by segregating assets in an amount equal to the Fund’s net obligation under the option. Please revise this disclosure to reflect that the Fund will segregate an amount equal to the value of the underlying index.

Response: The Fund notes that call options on an index may be required to cash settle, such that a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market net obligation under the contract. PIMCO believes that segregation of the entire value of the underlying index in these circumstances represents a form of overcollateralization that unnecessarily restricts the fund and its investment operations, and is not required by Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and its progeny. Furthermore, PIMCO and the Fund believe that the practices in the disclosure referenced above are consistent with currently effective policies of other registered funds. Accordingly, the Fund declines to make the requested change in response to the Comment.

27.

Comment: The fourth full sentence on page 64 states that, in connection with credit default swaps in which the Fund is the seller, the Fund can enter into offsetting positions to cover its obligation. Inasmuch as the staff has not stated that entering into offsetting positions is an appropriate method of covering an obligation created when the Fund sells a credit default swap, please remove the reference to doing so from this sentence.

Response: The Fund notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for credit default swaps (“CDS”). With respect to approaches to asset coverage more generally, Release 10666 and its progeny provide that contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless: (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund that has sold a put option (i.e., a long position in the underlying instrument) could “cover” its obligations by entering into an offsetting transaction whereby it sells short the instrument underlying the put option at the same or higher price than the strike price of the put option). In accordance with these principles, the Fund believes that it may appropriately cover its obligations created from selling a CDS (i.e., a long position on the underlying asset) by, for example, buying protection through a CDS on the same underlying asset or may sell short the same underlying asset.

We understand, however, that the Staff’s position is that a fund may cover its obligations by entering into offsetting positions only for certain types of instruments that involve a future payment by the fund (e.g., selling a put option), but not others, including, for example, credit default swaps. Accordingly, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 64 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees~~, or enter into offsetting positions,~~ with a value at least equal to the full notional amount of the Fund’s obligation under the swap.

Statement of Additional Information – Investment Restrictions

28.

Comment: Disclosure on page 83 describes the manner in which the Fund applies its industry concentration policy to certain types of investments. Please confirm to us that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Fund confirms that, for purposes of the industry concentration policy, to the extent practicable, it will associate each private activity municipal bond in which it invests with a particular “industry” associated with the non-governmental entity from whose assets and revenues the bond’s principal and interest payments are principally derived, as determined by PIMCO. We note that this policy will be observed by the Fund, but does not necessarily represent the position or policy of any other fund managed by PIMCO.

Statement of Additional Information – Distribution of Fund Shares

29.

Comment: Disclosure on page 120 states additional information about sales charge waivers and discounts may be found in the Statement of Additional Information, which may be obtained upon request. We note that the Statement of Additional Information does not appear to include information about sales charge waivers and discounts that differs from the information in the prospectus. Please revise this sentence and confirm whether additional information will be provided in the Statement of Additional Information.

Response: The above referenced disclosure will be revised to remove the reference to the availability of additional details in the Statement of Additional Information.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs, Esq.

cc:	Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.